June 13, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

RE:	Gabelli 787 Fund, Inc.

File No.: 811-22041
The Gabelli Asset Fund File No.: 811-04494	GAMCO Natural Resources, Gold & Income Trust by Gabelli
The Gabelli Dividend Growth Fund	File No.: 811-22216
File No.: 811-09377	GAMCO International Growth Fund, Inc.
Gabelli Capital Series Funds, Inc.	File No.: 811-08560
File No.: 811-07644	Gabelli Investor Funds, Inc.
Comstock Funds, Inc.	File No.: 811-07326
File No.: 811-05502	The GAMCO Mathers Fund
The Gabelli Convertible and Income	File No.: 811-01311
Securities Fund Inc.	The Gabelli Global Utility & Income Trust
File No.: 811-05715	File No.: 811-21529
Gabelli Equity Series Funds, Inc.	The Gabelli Money Market Funds
File No.: 811-06367	File No.: 811-06687
The Gabelli Equity Trust Inc.	The Gabelli Dividend & Income Trust
File No.: 811-04700	File No.: 811-21423
The GDL Fund	The Gabelli Utilities Fund
File No.: 811-21969	File No.: 811-09397
The Gabelli Multimedia Trust Inc.	The Gabelli Utility Trust
File No.: 811-08476	File No.: 811-09243
GAMCO Global Series Funds, Inc.	The Gabelli Value Fund Inc.
File No.: 811-07896	File No.: 811-05848
Gabelli Gold Fund, Inc.	The TETON Westwood Funds
File No.: 811-08518	File No.: 811-04719
The GAMCO Growth Fund	The Gabelli Healthcare & WellnessRx Trust
File No.: 811-04873	File No.: 811-22021
GAMCO Global Gold, Natural	The Gabelli SRI Fund, Inc.
Resources & Income Trust by Gabelli	File No.: 811-22026
File No.: 811-21698	The DIVIDEND Fund Inc.
(the “Funds”)	File No.: 811-22607

Dear Staff Member:

Pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940, as amended, enclosed for filing on behalf of the above-referenced Funds please find (i) one copy of an endorsement to add the TETON Westwood Mid-Cap Equity Fund (effective May 31, 2013) to their joint fidelity bond (the “Joint Bond”) for the policy period from December 7, 2012 to December 7, 2013, such policy being maintained through Travelers-St. Paul Fire and Marine Insurance Company and Great American Insurance Company, (ii) a Secretary’s Certificate certifying the resolutions adopted by each Fund’s Board Members approving the amount, type, form and coverage of the Joint Bond and the portion of the premium to be paid by the Funds, as well as the amount of coverage for each Fund that would have been provided and maintained had each such Fund not been named as an insured under the Joint Bond; and (iii) the Amended and Restated Joint Insured Agreement among the Funds and the other insureds on the Joint Bond.

The Joint Bond premium allocation for these Funds has already been paid to cover the December 7, 2012 to December 7, 2013 policy period.

Very truly yours,

/s/ Helen A. Robichaud
Helen A. Robichaud
Assistant Secretary

Gabelli 787 Fund, Inc.	The Gabelli Dividend Growth Fund
The Gabelli Asset Fund Gabelli Capital Series Funds, Inc.	The Gabelli Convertible and Income Securities Fund Inc.
Comstock Funds, Inc.	The Gabelli Dividend & Income Trust
Gabelli Equity Series Funds, Inc.	The Gabelli Equity Trust Inc.
GAMCO Global Series Funds, Inc.	The GDL Fund
GAMCO Gold Fund, Inc.	GAMCO Global Gold, Natural
The GAMCO Growth Fund	Resources & Income Trust by Gabelli
The Gabelli Healthcare & WellnessRx Trust	The Gabelli Global Multimedia Trust Inc.
GAMCO International Growth Fund, Inc.	The Gabelli Global Utility & Income Trust
Gabelli Investor Funds, Inc.	The Gabelli Utilities Fund
The GAMCO Mathers Fund	The Gabelli Utility Trust
The Gabelli Money Market Funds	GAMCO Natural Resources, Gold & Income Trust by Gabelli
The Gabelli SRI Fund, Inc.
The Gabelli Value Fund Inc.
The TETON Westwood Funds
The DIVIDEND Fund Inc.

Enclosures

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
ZBN–14T55029–12–N2	06/10/13	05/31/13	12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY

*	ISSUED TO

The Gabelli Asset Fund

AMEND NAMED INSURED ENDORSEMENT

For use with ICB005 - Ed. 7/04

MEL3277 - Ed. 5/05

It is agreed that:

Item 1. Name of Insured as stated in the Declarations of the attached Bond is amended to include the following:

The Gabelli SRI Green Fund, Inc.

The Gabelli Utilities Fund

The Gabelli Utility Trust

The Gabelli Value Fund Inc.

The GAMCO Global Series Funds

The GAMCO Vertumnus Fund (formerly The GAMCO Global Convertible Securities Fund)

The GAMCO Global Growth Fund

The GAMCO Global Opportunity Fund

The GAMCO Global Telecommunications Fund

The GAMCO Growth Fund

The Dividend Fund Inc.

TETON Westwood Mid–Cap Equity Fund

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

© 2005 The Travelers Companies, Inc.

SECRETARY’S CERTIFICATE

The undersigned hereby certify that the following resolutions have been adopted first by those Board Members who are not considered to be “interested persons,” as defined in the Investment Company Act of 1940, as amended (the “1940 Act”) (“Independent Board Members”) voting separately, and then by the entire Board of each Fund, at the respective meetings duly called and held on November 14 and 15, 2012:

RESOLVED,	That the Board hereby approves the renewal of the Fidelity Bond coverage with Travelers-St. Paul Fire and Marine Insurance Company and Great American Insurance Company, in the form submitted to the Board Members, effective December 7, 2012 for the ensuing year, which coverage is maintained jointly on behalf of the Fund and other parties named as insureds therein and which will provide coverage in the aggregate amount of $27,800,000; and further

RESOLVED,	That the portion of the premium for the aforementioned joint fidelity bond to be paid by the Fund is hereby approved, taking into consideration, among other things, the number of parties named as insureds; the nature of the business activities of such other parties; the amount of coverage under said fidelity bond; the amount of the premium for such bond; the ratable allocation of the premium among all parties named as insureds; and the extent to which the share of the premium allocated to the Fund is less than the premium the Fund would have had to pay if it had provided and maintained a single insured bond; and further

RESOLVED,	That the continuance of the Amended and Restated Joint Insured Agreement among Gabelli 787 Fund, Inc., The Gabelli Asset Fund, Gabelli Capital Series Funds, Inc., Comstock Funds, Inc., The Gabelli Convertible and Income Securities Fund Inc., the DIVIDEND FUND inc., The Gabelli Dividend Growth Fund, The Gabelli Dividend & Income Trust, Gabelli Equity Series Funds, Inc., The Gabelli Equity Trust Inc., The GDL Fund, GAMCO Global Gold, Natural Resources & Income Trust by Gabelli, GAMCO Global Series Funds, Inc., The Gabelli Global Utility & Income Trust, The Gabelli Gold Fund, Inc., The GAMCO Growth Fund, The Gabelli Healthcare & WellnessRx Trust, GAMCO International Growth Fund, Inc., Gabelli Investor Funds, Inc., The GAMCO Mathers Fund, The Gabelli Money Market Funds, The Gabelli Multimedia Trust Inc., GAMCO Natural Resources, Gold & Income Trust by Gabelli, Gabelli SRI Green Fund, Inc., The Gabelli Utilities Fund, The Gabelli Utility Trust, The Gabelli Value Fund Inc., and The TETON Westwood Funds (“Amended and Restated Joint Insured Agreement”) as presented at this Meeting, is hereby approved; and further

RESOLVED,	That the Assistant Secretary of the Fund is hereby authorized and directed to prepare, execute and file such Fidelity Bond and any supplements thereto, and to take such action as may be necessary or appropriate in order to conform the terms of the Fidelity Bond coverage to the provisions of the 1940 Act, and the rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the undersigned has hereunto set his/her hand this 13th day of June, 2013.

/s/ Bruce N. Alpert	/s/ Agnes Mullady
Bruce N. Alpert	Agnes Mullady
Secretary	Secretary

Gabelli 787 Fund, Inc. The Gabelli Asset Fund	The Gabelli Convertible and Income Securities Fund Inc.
Gabelli Capital Series Funds, Inc.	The Gabelli Dividend Growth Fund
Comstock Funds, Inc.	The Gabelli Dividend & Income Trust
Gabelli Equity Series Funds, Inc.	The Gabelli Equity Trust Inc.
GAMCO Global Series Funds, Inc.	The GDL Fund
GAMCO Gold Fund, Inc.	GAMCO Global Gold, Natural
The GAMCO Growth Fund	Resources & Income Trust by Gabelli
The Gabelli Healthcare & WellnessRx Trust	The Gabelli Global Multimedia Trust Inc.
GAMCO International Growth Fund, Inc.	The Gabelli Global Utility & Income Trust
Gabelli Investor Funds, Inc. The GAMCO Mathers Fund	The Gabelli Utilities Fund
The Gabelli Money Market Funds	The Gabelli Utility Trust
The Gabelli SRI Green Fund, Inc.	GAMCO Natural Resources, Gold & Income Trust by Gabelli
The Gabelli Value Fund Inc. The TETON Westwood Funds
The DIVIDEND Fund Inc.

AMENDED AND RESTATED

JOINT INSURED AGREEMENT

AGREEMENT dated December 1, 1999, as most recently amended as of November 14, 2012, among the registered investment companies advised by Gabelli Funds, LLC and Teton Advisors, Inc. (together, the “Advisers”) which are listed on Schedule A attached hereto (collectively, the “Funds”).

WHEREAS, each of the Funds is named as an insured in an investment company blanket bond (the “Fidelity Bond”) which is intended to be in full compliance with Rule 17g-1 under the Investment Company Act of 1940, as amended; and

WHEREAS, the Funds desire to enter into an agreement in order to meet the requirements of Rule 17g-1 and to assure that premiums payable with respect to the Fidelity Bond and payments by the Insurer with respect to the Fidelity Bond are allocated in a fair and equitable manner;

Now, THEREFORE, the Funds do hereby agree as follows:

1. Each Fund shall maintain a minimum amount of fidelity insurance one level higher than that specified for its asset size by the table contained in Rule 17g-1(d) (the “Minimum Insurance”). Each Fund shall aggregate the assets of all of its series to calculate the amount of coverage required by Rule 17g-1(d). Notwithstanding the foregoing, no Fund shall be required to increase the amount of its fidelity insurance unless and until the aggregate amount of fidelity insurance maintained by the Funds exceeds the aggregate amount of fidelity insurance the Funds are required to maintain pursuant to the table contained in Rule 17g-1(d) by $2 million or less.

2. The allocation of the premium to each Fund shall be based on the proportionate share of the sum of the premiums that would have been paid if fidelity insurance was purchased separately by the Funds, and will be based upon the relative Minimum Insurance percentages of the Funds as of the quarter ending prior to the beginning of the first month in the period for which the coverage is obtained, subject to paragraph 4 below.

3. Each Fund is guaranteed a minimum coverage amount with access to the remainder of the total coverage of the Fidelity Bond. In the event that any recovery is received under the Fidelity Bond as a result of the loss sustained by two or more Funds, each Fund shall receive an equitable and proportionate share of the recovery, but in no event less than the amount it would have received had it maintained a single insured bond with minimum coverage.

4. Each Fund may, at any time, increase its allocation described in paragraph 2 upon payment of the premium required for such additional insurance provided that the face amount of the Fidelity Bond can increase accordingly or be supplemented by a policy of excess insurance.

5. Any other registered investment company or additional series of such an investment company for which the Advisers or their affiliates serves as investment adviser (“Additional Fund”) may become a party to this Agreement by executing a copy of this Agreement (a copy of which will be furnished to each of the Funds) and by paying the premium for any required increase in the amount of the Fidelity Bond if the underwriter of the Fidelity Bond is willing to add such Additional Fund as an additional insured and increase the amount of total coverage by the amount of the Minimum Insurance required for such Additional Fund by the provisions hereof.

6. The Agreement shall remain in effect for as long as two or more of the Funds (including any Additional Fund) are insured under the terms of the Fidelity Bond. Any Fund shall, however, have the right to terminate, at any time, its participation in the Fidelity Bond and in this Agreement provided that losses incurred prior to such termination shall be governed by the provision of this Agreement and the amount of any return premium to which such Fund shall be entitled will be limited to the amount actually obtained from the underwriter in respect of such termination.

Signed:	/s/ Bruce N. Alpert
Bruce N. Alpert

President, The Gabelli Asset Fund

President, Gabelli Capital Series Funds, Inc.

Executive Vice President, Comstock Funds, Inc.

President, The Gabelli Convertible and Income Securities Fund Inc.

President, The Gabelli Dividend Growth Fund

President, The Gabelli Dividend & Income Trust

President, Gabelli Equity Series Funds, Inc.

President, The Gabelli Equity Trust Inc.

President, The GDL Fund

President, GAMCO Global Gold, Natural Resources & Income Trust by Gabelli

President, The Gabelli Multimedia Trust Inc.

President, GAMCO Global Series Funds, Inc.

President, The Gabelli Global Utility & Income Trust

President, Gabelli Gold Fund, Inc.

President, The GAMCO Growth Fund

President, GAMCO International Growth Fund, Inc.

President, Gabelli Investor Funds, Inc.

Executive Vice President, The GAMCO Mathers Fund

President, The Gabelli Money Market Funds

President, GAMCO Natural Resources, Gold & Income Trust by Gabelli

President, Gabelli SRI Green Fund, Inc.

President, The Gabelli Utilities Fund

President, The Gabelli Utility Trust

President, The Gabelli Value Fund Inc.

President, The TETON Westwood Funds

President, Gabelli 787 Fund, Inc.

President, The DIVIDEND Fund Inc.

Signed:	/s/ Agnes Mullady
Agnes Mullady

President, The Gabelli Healthcare & Wellness(Rx) Trust

Schedule A

List of Registered Investment Companies

The Gabelli Asset Fund

The Gabelli Convertible and Income Securities Fund Inc.

The Gabelli Dividend Growth Fund

The Gabelli Dividend & Income Trust

The Gabelli Equity Trust Inc.

The GDL Fund

GAMCO Global Gold, Natural Resources & Income Trust by Gabelli

The Gabelli Multimedia Trust Inc.

The Gabelli Global Utility & Income Trust

Gabelli Gold Fund, Inc.

The GAMCO Growth Fund

The Gabelli Healthcare & Wellness(Rx) Trust

GAMCO International Growth Fund, Inc.

The GAMCO Mathers Fund

GAMCO Natural Resources, Gold & Income Trust by Gabelli

Gabelli SRI Green Fund, Inc.

The Gabelli Utilities Fund

The Gabelli Utility Trust

The Gabelli Value Fund Inc.

The DIVIDEND Fund Inc.

Gabelli Capital Series Funds, Inc.:

The Gabelli Capital Asset Fund

Comstock Funds, Inc.

Comstock Capital Value Fund

Gabelli Equity Series Funds, Inc.:

The Gabelli Equity Income Fund

The Gabelli Small Cap Growth Fund

The Gabelli Focus Five Fund

GAMCO Global Series Funds, Inc.:

The GAMCO Global Telecommunications Fund

The GAMCO Vertumnus Fund

The GAMCO Global Growth Fund

The GAMCO Global Opportunity Fund

Gabelli Investor Funds, Inc.:

The Gabelli ABC Fund

The Gabelli Money Market Funds:

The Gabelli U.S. Treasury Money Market Fund

The TETON Westwood Funds:

TETON Westwood Equity Fund

TETON Westwood Intermediate Bond Fund

TETON Westwood Balanced Fund

TETON Westwood SmallCap Equity Fund

TETON Westwood Income Fund

TETON Westwood Mighty Mites Fund

Gabelli 787 Fund, Inc.

Gabelli Enterprise Mergers and Acquisitions Fund

November 14, 2012